Mail Stop 3-09

							April 18, 2005


Ronald W. Barrett, Ph.D.
Chief Executive Officer
XenoPort, Inc.
3410 Central Expressway
Santa Clara, CA  95051

Re:	Xenoport, Inc.
	Amendment No. 2 to the Registration Statement on Form S-1
	File No. 333-122156

Dear Dr. Barrett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Management`s Discussion and Analysis - Research and Development
Expenses, Page 39
1. We have reviewed your revisions in response to comment 4 of our March 18, 2005 letter. The intent of the comment was to get more disclosure about the costs that you do not identify by project. For the amounts for each period in the line items "other" (within "clinical development") and "research and preclinical" in the table, please disclose the amount by major functional classification (e.g.
employee related expenses, third party contract research organizations and investigative sites, third party manufacturing organizations, consultants, depreciation and other allocated expenses). Further you say that you do not allocate your employee and infrastructure costs on a project-by- project basis yet you disclose that you incur substantial preclinical expenses for third party contract research organizations and investigative sites and third party manufacturing organizations. Please disclose these costs on a project-by-project basis. Finally, for costs that you do not provide disclosure on a project-by-project basis, provide other quantitative or qualitative disclosure that indicates the amount of those resources being used by project.

*	*	*

      File a pre-effective amendment in response to these comments.
Provide a letter keying your responses to the comments. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

      Submit your request for acceleration at least two business days prior to the requested effective date.

      You may contact Keira Ino at (202) 824-5488 or James
Rosenberg
(202) 942-1803 if you have questions regarding comments on the financial statements and related matters. Please contact Song
Brandon at (202) 942-2831 or John Krug at (202) 942-2979 with any other questions.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Suzanne Sawochka Hooper, Esq.
	Kathryn Walker Hall, Esq.
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, CA  94306







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